UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

LAVA THERAPEUTICS N.V.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror))

Common Shares, with a nominal value of €0.12 Per Share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on August 15, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”). This Amendment relates to the offer (the “Offer”) to purchase all of the issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), for a price per Share of (i) $1.04 (the “Cash Amount”), and (ii) one non-transferable contractual contingent value right (“CVR”) for each Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement, subject to any applicable tax withholding and without interest (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase, dated October 17, 2025 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”) filed herewith and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Share Purchase Agreement, dated as of August 3, 2025 (together with any amendments or supplements thereto, the “Purchase Agreement”), among LAVA and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

The purpose of this Amendment is to amend and restate the Schedule TO and the Offer to Purchase, including to disclose that on October 17, 2025, Purchaser and LAVA determined, in accordance with the Purchase Agreement, that the Cash Amount is $1.04 per Share, as determined in accordance with Section 2.01 of the Purchase Agreement. A press release announcing (i) the amendment of the Purchase Agreement and (ii) the determination of the Cash Amount was issued by Purchaser and LAVA on October 17, 2025. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1 THROUGH 9 AND 11

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

AMENDMENTS TO THE RELATED EXHIBITS

The information set forth in the Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended as follows:

•

All references to “A Cash Amount per Share between $1.16 and $1.24, consisting of a Base Price Per Share of $1.16 and an Additional Price Per Share of up to $0.08” shall be replaced with “A Cash Amount per Share of $1.04,”.

•	All references to “one minute after 11:59 p.m. Eastern Time on October 17, 2025” shall be replaced with “one minute after 11:59 p.m. Eastern Time on November 12, 2025”.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Amended and Restated Offer to Purchase, dated October 17, 2025.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release of LAVA issued on August 4, 2025 (incorporated by reference to Exhibit 99.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(a)(5)(B)	Joint Press Release of Purchaser and LAVA issued on October 2, 2025

(a)(5)(C)*	Joint Press Release of Purchaser and LAVA issued on October 17, 2025

(d)(1)	Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated August 3, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(2)	Amendment to the Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated October 17, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on October 17, 2025).

(d)(3)	Confidentiality Agreement dated June 2, 2025 between LAVA and Purchaser.

(d)(4)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on October 17, 2025).

(d)(5)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2025

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer